EXHIBIT 99

N O V A R E S O U R C E , I N C .

VANGUARD ENERGY CORPORATION

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

In

Hardin County, Texas

SEC Parameters

As of

September 30, 2011

\s\ Joseph V. Rochefort
Joseph V. Rochefort QRE
CPG # 3358; CGP # 90
QRE CT51-101
President

NOVA RESOURCE INCORPORATED
Texas Corporation 01605143-00
NOVA RESOURCE INCORPORATED PETROLEUM CONSULTANTS

P.O. Box 743324, Dallas, Texas 75374
Fax (972) 530-3930
Tel. (214) 543-6148
novapet@tx.rr.com

September 30, 2011

VANGUARD ENERGY CORPORATION

1330 Post Oak Blvd.
Suite 1600
Houston, Texas U.S.A. 77056

Gentlemen:

At the request of Vanguard Energy Corporation (Vanguard), Nova Resource, Inc.(Nova) has conducted it’s own independent and “Certified SEC Reserves Analysis and Valuation Study and Report” dated September 30, 2011 of the proven reserves of your oil and gas properties known as Vanguard’s Batson Dome Field Properties located in Hardin County Texas using information and data that has been supplied to us by Vanguard, recently become available, and has been generated by Nova regarding the calculated economically recoverable oil and gas reserves as of September 30, 2011 and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party Certified SEC Reserves and Valuation Report, completed on September 30, 2011, and presented here, was prepared for public disclosure by Vanguard in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent Nova’s estimated net reserves attributable to the leasehold and royalty interests in certain properties as represented on September 30, 2011.  The report generated by Nova Resource Incorporated is Nova’s estimate of reserves of such properties located in Hardin County, Texas and otherwise known as the Batson Dome Field Properties (the “Properties”).

The report and properties referred to herein and estimated by Nova Resource, Inc., assume Vanguard owned 100% of the Properties and, accordingly, account for 100% of the total net proved natural gas hydrocarbon reserves of the Properties as of September 30, 2011.

Based upon Nova’s independent study of the properties Nova hereby certifies that the representations herein are Nova’s Certified SEC Reserves and Valuation Calculations as of September 30, 2011 and that these calculation conform to all present SEC requirements and regulations and definitions and may be used by Vanguard in any public disclosure.

Based upon our review, including the data, technical processes and interpretations, it is our opinion that the overall procedures and methodologies utilized by our staff in preparing their estimates of the proved reserves, future production and discounted future net income as of September 30, 2011 comply with the current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed report and properties as estimated by Nova are, in the aggregate, reasonable within SEC guidelines.

The estimated reserves and future net income amounts presented by Nova are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based upon the average prices during the trailing 12-month period prior to the ending date of the period covered in the report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by SEC regulations. The actual future prices may vary significantly from these prices and therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in the report. The net reserves as estimated by Nova attributable to the Properties as shown in this report are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Certain Leasehold and Royalty Interests of
Vanguard Energy Corporation’s
Batson Dome Field Properties
of Hardin County, Texas
as of September 30, 2011

	Developed
	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves of Properties
Gas —MCF	0	0	0	0
Oil/Condensate—Bbls	100,636	81,545	413,163	595,334
Future Cash Inflows	$9,507,899	$7,704,191	$39,034,942	$56,247,032
Future Production Costs	1,444,002	1,161,072	4,365,776	6,970,850
Future Development Costs	0	325,000	5,850,000	6,175,000
SEC -10% ($)
PV-10% Value Oil	$5,170,132	$4,384,531	$22,208,356	$31,763,019

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (Barrels). All gas volumes are reported on as “as sold basis” expressed in thousands of cubic feet (MCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. All oil volumes are reported on an “as sold basis” expressed in Barrels at the official temperature and volume bases of the areas in which the oil reserves are located. All discounted future net income/present value data are expressed as U.S. dollars ($).

The estimates of reserves, future production and income attributable to properties in this report were prepared using economic software from the SPE ex-president’s Petroleum Economics Evaluation Software. Nova has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not considered material.

The Future revenue/present value is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells aka Lease Operating expenses (LOE), ad valorem taxes, recompletion costs and development costs. The future income present value is before the deduction of state and federal income taxes and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 100 % of the estimated revenue from proved reserves.

The discounted present value shown above was calculated using a discount rate of 10 percent per annum compounded annually.

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in The Report

In our opinion, the procedures and methodologies used by Nova to determine the proved reserves conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to the report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in the report. The proved developed non-producing reserves included in this report consist of shut-in and behind pipe categories and Proved Un-developed are wells remaining to be drilled with reasonable certainty to by likely to produce similar volumes of reserves given the identical economic conditions that exist as of September 30, 2011.

No attempt was made to quantify or otherwise account for any accumulated imbalances that may exist. Gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are those estimated remaining quantities of oil and gas and related substances that are anticipated to be economically producible, as of a given date, from known accumulations by application of defined conditions. All reserve estimates involve and assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less that the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of the data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Vanguard’s request, only proved reserves attributable to the properties were reviewed.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given data forward. The proved reserves were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available, or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.

Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount or reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” This report referred only to estimates made by Nova Resource, Inc. The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered.” The SEC states that “ possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to factors such as changes in economic conditions, results on future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted.

Vanguard’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.
The proved reserves for the properties as we calculated and that were estimated by Nova were estimated by performance methods, the volumetric method, analogy, or a combination of methods utilizing the present economic conditions and limited to those proved reserves economically recoverable. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available through September 30, 2011, in those cases where such data were considered to be definitive. The data utilized in the analysis were furnished to Nova’s staff using commercial and private sources and were considered sufficient for the purpose.

Approximately 100 percent of the proved developed non-producing and the un-developed reserves were estimated primarily by the performance and historical extrapolation methods. The data utilized were considered sufficient for the purpose.

As stated previously, proved reserves must be anticipated to be producible from a given data forward based upon existing economic conditions including prices and costs at which producibility from a reservoir is to be determined. We have reviewed certain primary economic data utilized by Vanguard’s operator and other operators in the area from identical reservoirs relating to hydrocarbon prices and costs.

The hydrocarbon prices and costs determined for the properties are based upon SEC required trailing twelve month averages of prices for the first of each month, unless prices were defined by contractual arrangements and cost based upon existing costs. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive on inflation adjustments, were used by Nova until expiration of the contract.

The product prices which were actually used by Nova to determine the future gross revenue for each property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the “differentials.”

In addition, the table below summarizes the volume weighted benchmark TTM prices adjusted for differentials and referred to herein as the “TTM prices.” The data shown is presented in accordance with SEC disclosure requirements.

Geographic Area	Product	TTM Average

Texas Gulf Coast	Oil	$ 94.48 / Bbl

The effect of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Nova’s individual property evaluations.

Operating costs furnished by Vanguard’s operator are based on the operating expense reports supplied by the operator and include only costs directly applicable to the leases or wells or operations thereof. The operating costs include a portion of general and administrative costs allocated directly to the lease and wells. The operating costs furnished were accepted as factual data and determined to be reasonable; however, we have not conducted an independent verification of the data supplied by the operator. No deductions were made for loan repayments, interests expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by the operator are based upon authorizations by Vanguard for expenditures for the proposed work or actual costs for similar projects. The development costs furnished by Vanguard were accepted as factual and reasonable; however, we have not conducted and an independent verification of the data supplied by Vanguard nor have we made any field examination of the properties. Vanguard’s estimates of zero abandonment costs after salvage value for the onshore properties were accepted without independent verification. Nova has estimated that abandonment costs should match the salvage value and therefore should equal zero after salvage; however, Nova makes no warranty for this or for Vanguard’s estimation of abandonment estimates.
No consideration was given in this report to potential environmental liabilities that may exist nor were costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

The proved developed non-producing and undeveloped reserves for the properties estimated by Nova have been incorporated herein in accordance with Vanguard’s plans to develop these reserves as of September 30, 2011. The implementation of Vanguard’s development plans as presented to Nova is subject to the approval process adopted by Vanguard’s management and funding sources. As a result of our inquires during the course of our review of Vanguard’s plans, Vanguard has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Vanguard management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreements (JOA) requirements or other administrative approvals external to Vanguard. Additionally, Vanguard has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans to develop the properties.

The costs used by Vanguard were held constant throughout the life of the properties.

To estimate economically recoverable proved oil and gas reserves and related future net cash flow and present values, we consider many factors and assumptions including, but not limited to, the use of reservoir and reserve and production parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecast of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Nova’s forecasts for future production rates are based on historical performance from wells currently on production in the region with an economic cut-off for production being based upon the projected net revenue being equal to the projected operating expenses. No further reserves or valuation were given to any wells beyond their economic cut-off. Where no production decline trends have been established by Nova due to the limited historical production records from wells on the properties, surrounding wells historical production records have been used and extrapolated to wells of the property. Where applicable the actual calculated present decline rate of any well is used to determine future production volumes to be economically recovered. The calculated present rate of decline was then applied by Nova to determine the present economic life of the production from the reservoir.

Test data and other related information were used by Nova to estimate the anticipated initial production rates from those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Vanguard. Wells or locations that are not currently producing may or may not start producing earlier or later than anticipated by Vanguard and thus estimates due to unforeseen factors causing such changes may occur. Such factors may include further interpretation, delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently or production or wells or locations that are not currently producing may be more or less that estimated because of changes including, but not limited to, reservoir performance, operating conditions, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables, prices, or other constraints which may be set by regulatory bodies.

Vanguard’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax which may be subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves and amounts of income to differ significantly from the estimated quantities.

The estimates of proved reserves were based upon Nova’s study of the properties and data supplied by Vanguard related to interests owned by Vanguard; however, we have not made any field examination of the properties. No consideration was given to potential environmental liabilities that may exist nor were any costs included by Nova for potential liabilities to restore and clean up damages, if any, caused by past or projected operating practices.

Certain technical personnel of Nova are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with Nova’s technical personnel and had access to their work papers and supporting data.

Vanguard has informed us that they have furnished us all of the material accounts, records, geological and engineering data, reports and other data in their possession. In performing our forecast of the estimated future proved reserves, production and income, we have relied upon the data furnished to us by Vanguard with respect to property interests owned by Vanguard, production and well tests from examined wells, reported direct costs of operating the wells or leases, other costs including ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based upon SEC requirements, geological and engineering data. Nova reviewed such data for its reasonableness; however, we have not conducted an independent verification of Vanguard’s supplied data. In summary, we consider the assumptions, data, methods and analytical procedures used by our firm and reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions as stated. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimation of reserves and future net revenue herein.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to economic depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Offset analogies and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence on an anticipated date furnished by the operator. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initial production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completions and/or recompletion of wells and/or constraints set by regulatory bodies.

The future production rates from wells currently in production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities or subsurface conditions, compression and artificial lift, pipeline capacity and/or transportation capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Audit Opinion

Based on our study, including data, technical processes and methodologies presented by Vanguard, it is our opinion that the overall procedures and mythologies utilized by Nova in preparing their estimates of the proved reserves, future production and discounted future net income as of September 30, 2011 to comply with current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated are, in the aggregate, reasonable within established audit guidelines.

Standards of Independence and Professional Qualifications

Nova is an independent petroleum geological, geophysical and engineering consulting firm that has been providing petroleum-consulting services throughout the world for over thirty years. Nova is employee-owned incorporated firm and maintains offices in Dallas, Texas U.S.A. We have numerous engineers and geoscientists on our permanent staff as well as many outside staff. By virtue of our size and scope of worldwide activity and services and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. We do not own interests in any of our client’s properties. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Nova actively participates in industry-related professional societies and organizations and has been performing reserves evaluations according to SEC regulation for over twenty-five years for both major oil and gas corporations as well as mid-size and small independent oil and gas companies worldwide. Many of our staff have authored or co-authored technical papers and reports on the subject of reserves related topics.

Nova staff engineers and geoscientists are required to receive the appropriate professional accreditation in the form of registered or certified professional engineer’s license or a registered or certified professional geoscientist’s credential from an appropriate governmental authority or from the recognized self-regulating professional organization.

Nova is independent with respect to Vanguard. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do these services nor the compensation is contingent on our reviews or estimates of reserves for any properties.

The results of our evaluation and valuation, presented herein, are based on technical reviews and analysis by teams of geoscientists and engineers from Nova. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party reserves analysis and valuation study, the report, presented in report summary form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Vanguard.

We have provided Vanguard with a digital version of the original signed copy of this certified SEC reserves analysis and valuation report summary letter. In the event there are any differences between the digital version included in filings made by Vanguard and the original signed letter, the original signed letter shall control and supercede the digital version.

The data and work papers used in the preparation, study analysis and valuation report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Respectfully,
Nova Resource, Inc.

\s\ Joseph V. Rochefort
CPG # 3358, CGP, # 90,
QRE CT51-101; SIPES # 1901

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by a team of geoscientists and engineers from Nova Resource, Inc. Joseph V. Rochefort was the primary technical person responsible for overseeing the review of the estimate of reserves, future production and income.

Mr. Rochefort, the president of Nova Resource, Inc. (Nova) is responsible for coordinating and supervising staff and consultants of the company in ongoing reservoir evaluation studies worldwide. Before forming Nova, Mr. Rochefort served in a number of technical and managerial positions with Exxon, Sun, Arco, and Mobil, now ExxonMobil. Mr. Rochefort’s resume is available for review.

Mr. Rochefort graduated from both Texas Christian University and from Texas Tech University with BS degrees in geology and physics and Masters degrees in geology. Mr. Rochefort achieved his over thirty years of expertise in technical and managerial responsibilities in oil and gas reserves and reservoirs evaluation and has attained Certification as a Professions Petroleum Geologist # 3358, A Professional Petroleum Geophysicist # 90, and as a Qualified Reserves Evaluator under authority of Ct51-101 and is Independent as shown by membership in SIPES with registration number # 1901. Mr. Rochefort has been designated an expert witness regarding oil and gas reserves evaluation in several judicial cases. Mr. Rochefort has written several internal guidelines regarding oil and gas reserves evaluations and has co-authored several technical articles and one book regarding hydrocarbon accumulations. Mr. Rochefort maintains his expertise in oil and gas reserves analysis by attending continuing education courses of at least 16 hours per year. Mr. Rochefort has created an internally generated course for staff pertaining to the formalized training related to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Rochefort has attended several training classes during 2009 and 2010 covering such topics as reservoir engineering, geoscience and petroleum economics evaluation methods, procedures, software and ethics to maintain his expertise as a Qualified Reserves Evaluator. Mr. Rochefort has been recognized by the SEC as a Qualified Reserves Evaluator for over 15 years.

Based upon his educational background, professional training and more than 30 years of experience in the estimation and evaluation and generation of reserves evaluation analyses of petroleum reserves, Mr. Rochefort has attained the professional qualifications and expertise as a Reserves Estimator and Reserves Auditor as set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers and as a Qualified Reserves Evaluator under authority of CT51-101.

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting: Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting: Final Rule” includes revisions and additions to the definition section of Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for complete definitions (direct passages excerpts in part or wholly from the aforementioned SEC document are incorporated herein in italics).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in 229.1202 Instruction to item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical and/or biological methods, and the use of miscible and immiscible displacement fluids as well as other methods.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as to be either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coal seam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

The Securities and Exchange Commission Regulation S-X 210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. IN addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs Isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from known accumulation by a non-productive reservoir (ie., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (ie., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

	(A)	The area identified by drilling and limited by fluid contacts, if any, and

	(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)
Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

	(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

	(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(iv)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (sec)
And

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and SPE PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulations S-X 210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time or the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operations.

Developed Non-Producing (PDNP)

Developed Non-Producing reserves include shut-in and behind-pipe reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate, but which have not started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)
reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)
Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)
Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.